Exhibit 3
Southpaw Asset Management LP
4 Greenwich Office Park, First Floor, Greenwich, CT 06831
Phone 203-862-6200   Fax:203-862-6201
November 9, 2007
VIA OVERNIGHT MAIL
Silicon Graphics, Inc.
1140 E. Argues Avenue
Sunnyvale, CA 94085
Attn: Robert H. Ewald
To The Board of Directors of Silicon Graphics, Inc.:
Southpaw Asset Management LP, together with its affiliated entities (collectively “Southpaw”), is the holder of approximately 5.3% of the common stock of Silicon Graphics, Inc. (the “Company” or “SGI”). Southpaw has been a shareholder since the Company’s emergence from bankruptcy in October 2006. The purpose of this letter is to recommend that the Board of Directors immediately undertake a thorough review of strategic alternatives, including the sale of the Company.
We believe that the fundamental value of SGl substantially exceeds the value implied by its current stock price. The combination of the Company’s market leading technologies, highly desirable installed customer base, superior reputation within the industry and rich intellectual property portfolio is severely undervalued at the current stock price. We further believe there is significant interest in the Company from strategic buyers, and a sale process would maximize value for shareholders. In addition, it is our understanding that the Company’s intellectual property, which consists of approximately 700 patents, could be separated from SGI’s operating business with minimal disruption. We believe that the Company’s patent portfolio, if managed properly, could potentially be worth more than SGI’s current market capitalization.
SGI’s strategic value in the high performance computing industry (HPC) is affirmed by its customers. As I’m sure you know, a survey by IDC asked HPC users to state their top three choices among HPC vendors. SGl consistently scored in the top three. The reasons given were technical leadership, willingness to take risks with the customer, performance on applications, discipline-specific knowledge, price/performance on their applications, and recommendations from trusted sources. Furthermore, we have been informed that a number of strategic players privately acknowledge that SGI is a competitive force and that the Company’s “star is on the rise.”
The benefits to SGI’s competitors are substantial and encompass the expansion possibilities from the Company’s installed base and best in class technology, in addition to the synergies that could be realized. Anyone of the Company’s competitors could significantly increase revenues from SGI’s products and services through their substantially larger sales platforms, installed bases and superior resources. Furthermore, much of the Company’s SG&A could be cut by a strategic buyer to create substantial returns without any organic growth. With more than $150 million of annual SG&A, the

• Page 2	November 9, 2007
cost cutting opportunities are substantial for a strategic buyer and make SGI an excellent acquisition candidate on that basis alone. Moreover, the likely buyers trade at a valuation of more than 1x sales, making an acquisition of SGI immediately accretive on a multiple of sales given that the Company’s equity is currently trading at .4x LTM sales. The potential buyers are extremely well capitalized and represent franchise brands within the technology industry.
In our judgment, the current undervaluation of SGI’s common equity is primarily due to dynamics surrounding the stock. As you know, the majority of SGI’s common stock is closely held by a combination of hedge funds and proprietary trading desks at investment banks. Given the small float, small market capitalization and lack of sell-side research coverage, the limited liquidity creates an unnatural valuation platform for the stock and does not accurately reflect the fundamental value that resides within the Company and its intellectual property.
We had originally intended to hold SGI shares as a passive investment. However, the significant decline in the stock price over the course of the past ten months, coupled with the Board’s “business as usual” strategic direction, compels us to become more active. While we are pleased by the Company’s turnaround since emerging from bankruptcy, as evidenced by the recent announcement of a 43% increase in bookings, the share price fails to recognize this positive momentum. It is our view that this will continue and that the only way to unlock value for shareholders is through strategic alternatives. For the Board and management to continue to take comfort in a turnaround story that is not being reflected in the stock price is unacceptable. We believe there are currently significant strategic alternatives for the Company and that it is incumbent on the Board to pursue these opportunities and deliver value to shareholders as soon as possible.
Given our standing as minority public shareholders, we obviously lack visibility into all of the considerations that would affect Board decisions. We know that the Company’s two largest shareholders, Quadrangle Group and Watershed Asset Management, are also Board members, but we feel that it is incumbent upon us to share our views. We would think that we undoubtedly speak for all of the Company’s shareholders when we express our frustration with the performance of the Company’s stock, and we believe that there are specific opportunities available to the Company to unlock value for the benefit of all shareholders. This process should include the appointment of a special committee of directors to immediately begin pursuing all available strategic alternatives. As the Board makes these decisions, it needs to be mindful of the fact that its fiduciary duty is to maximize value for all shareholders and not simply take direction from the shareholders who have representatives on the Board.
We appreciate the Board’s consideration of our views, and we are available to discuss any thoughts that you deem appropriate.
Sincerely,

Jeffrey Cohen
Managing Director
Southpaw Asset Management LP